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                             April 12, 2023

       Yingkai Xu
       Chief Executive Officer
       Mingteng International Corp Inc.
       Lvhua Village, Luoshe Town
       Huishan District, Wuxi
       Jiangsu Province, China 214189

                                                        Re: Mingteng
International Corp Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed March 29,
2023
                                                            File No. 333-270953

       Dear Yingkai Xu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 Filed March 29, 2023

       Cover Page

   1. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct
and indirect overseas listings and offerings. Please disclose whether you and
relevant parties to this transaction have complied with your obligations under the Trial
Measures and the risks to investors of non-compliance.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yingkai Xu
Mingteng International Corp Inc.
April 12, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastNameYingkai Xu                               Sincerely,
Comapany NameMingteng International Corp Inc.
                                                           Division of
Corporation Finance
April 12, 2023 Page 2                                      Office of
Manufacturing
FirstName LastName